Exhibit 4.48

PURCHASE AGREEMENT

THIS PURCHASE AGREEMENT (this “Agreement”) is entered into as of December     , 2006 by and between Trintech Technologies Limited, an Irish corporation (“Buyer”), and Concuity Inc, a Delaware corporation (“Seller”).

WHEREAS, Seller desires to sell, and Buyer desires to purchase, certain assets of Seller for the consideration and upon the terms and subject to the conditions hereinafter set forth;

NOW, THEREFORE, in consideration of the premises, the provisions and the respective agreements set forth in this Agreement, the parties agree as follows:

1. Purchase and Sale of Assets; Assumption of Specified Liabilities.

1.1 Agreement to Purchase and Sell.

A. Conveyance of Assets. Upon the terms and subject to the conditions set forth in this Agreement and upon the representations and warranties made in this Agreement by each of the parties to the other, at the Closing (as defined in this Agreement), Seller shall sell, grant, convey, assign, transfer and deliver the Assets (as defined below) to Buyer, and Buyer shall purchase and acquire the Assets from Seller. The term “Assets” means all of the assets of Seller, wherever located, as the same shall exist on the Closing Date (as defined in this Agreement), other than the Excluded Assets (as defined in below). Without limiting the generality of the foregoing, the Assets shall include all assets of Seller set forth in Exhibit A-1 attached to this Agreement. The term “Excluded Assets” means the assets of Seller described on Exhibit A-2 attached to this Agreement.

B. Bill of Sale, Assignment and Assumption Agreement. Subject to Section 1.1.C. below, at the Closing Seller shall execute and deliver to Buyer (i) a Bill of Sale, Assignment and Assumption Agreement, in the form attached to this Agreement as Exhibit B (the “Bill of Sale, Assignment and Assumption Agreement”), under the terms of which Seller shall sell, grant, convey, assign, transfer and deliver the Assets to Buyer, and (ii) such other bills of sale, deeds, instruments of assignment and other appropriate documents as may be reasonably requested by Buyer in order to carry out the intentions and purposes of this Agreement.

C. Limitation on Assignment of Certain Contracts. Nothing in this Agreement shall be construed as an attempt or agreement to assign (i) any contract, agreement, license, lease, sales order, purchase order or other commitment that is not assignable without the consent of the other party or parties thereto unless such consent shall have been given or (ii) any contract or claim as to which all the remedies for the enforcement thereof enjoyed by Seller would not pass to Buyer as an incident of the assignments provided for in this Agreement.

In order, however, that the full value of every contract and claim of the character described in clauses (i) and (ii) of this Section 1.1.C. and all claims and demands on such contracts may be realized, Seller shall, by itself or by its agents, at the request and expense and under the direction of Buyer, in the name of Seller or otherwise as Buyer shall direct and as shall be permitted by law, take all such action and do or cause to be done all such things as shall in the opinion of Buyer be reasonably necessary or proper (i) in order that the rights, benefits and obligations of Seller under such contracts shall be preserved and (ii) for, and to facilitate, the collection of the monies due and payable, and to become due and payable, to Seller in and under every such contract and claim and in respect of every such claim and demand, and Seller shall hold the same for the benefit of and pay the same over promptly to Buyer.

Notwithstanding the foregoing, as stated in Section 6.1.I of this Agreement it shall be a condition precedent to Closing of the transactions contemplated in this Agreement that Seller shall have provided to Buyer Consent to Assignment documents substantially in the form attached to this Agreement as Exhibit C-1, duly executed by the party or parties (other than Seller) to each customer contract identified on Exhibit C-2 to this Agreement (each a “Key Contract”), consenting to the assignment of such Key Contract to Buyer at Closing.

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1.2 Purchase Price. The consideration given by Buyer for the Assets shall consist of the following elements:

A. Cash Portion. At the Closing, Buyer shall tender to Seller cash (the “Cash Portion”) in an amount equal to Five Million Five Hundred Thousand Dollars ($5,500,000).

B. Post-Closing Payments. Subject to Section 4.4 below, Seller shall be entitled to a performance payment (the “Performance Payment”) and up to two additional payments (the “Earn-Out Payments” and, collectively with the Performance Payment, the “Post-Closing Payments”) based on the Gross Revenues (as defined below) of the Concuity Business Unit (as defined below).

(i) Performance Payment. If the Gross Revenues of the Concuity Business Unit for the year ended January 31, 2008 exceed $6,000,000, Seller shall be entitled to a Performance Payment in an amount be equal to 50% of the amount by which the Gross Revenues of the Concuity Business Unit during such period exceed $6,000,000, up to a maximum Performance Payment of $500,000. The Performance Payment, if any, shall be in addition to the Earn-Out Payments, if any, and shall be due and payable on or before February 28, 2008.

(ii) Interim Earn-Out Payment. The first Earn-Out Payment (the “Interim Earn-Out Payment”), if any, shall be due and payable on or before February 28, 2008 and shall be calculated as follows:

-	If the Gross Revenues of the Concuity Business Unit for the year ended January 31, 2008 total between $7,000,000 and $10,000,000, the Interim Earn-Out Payment shall be equal to 125% of the amount by which the Gross Revenues of the Concuity Business Unit during such period exceed $7,000,000; and

-	If the Gross Revenues of the Concuity Business Unit for the year ended January 31, 2008 exceed $10,000,000, the Interim Earn-Out Payment shall be equal to $3,750,000 plus 200% of the amount by which the Gross Revenues of the Concuity Business Unit during such period exceed $10,000,000.

(iii) Final Earn-Out Payment. The second Earn-Out Payment (the “Final Earn-Out Payment”), if any, shall be due and payable on or before February 28, 2009 and shall be calculated as follows:

-	If the Gross Revenues of the Concuity Business Unit for the year ended January 31, 2009 total between $7,000,000 and $10,000,000, the Final Earn-Out Payment shall be equal to (a) 125% of the amount by which the Gross Revenues of the Concuity Business Unit during such period exceed $7,000,000, less (b) the amount of the Interim Earn-Out Payment, if any; and

-	If the Gross Revenues of the Concuity Business Unit for the year ended January 31, 2009 exceed $10,000,000, the Final Earn-Out Payment shall be equal to (a) $3,750,000 plus 200% of the amount by which the Gross Revenues of the Concuity Business Unit during such period exceed $10,000,000, less (b) the amount of the Interim Earn-Out Payment, if any;

provided, however, that if the sum of the Post-Closing Payments (before making any offset pursuant to Section 4.4 below) is less than $2,000,000, then the Final Earn-Out Payment shall be equal to $2,000,000 minus (a) the amount of the Performance Payment, if any, (b) the amount of the Interim Earn-Out Payment, if any, and (c) the amount of any offset carried out in accordance with Section 4.4 below.

If the information necessary to calculate the Post-Closing Payments is not part of Buyer’s regular public disclosures or is not in a form otherwise generally available to Buyer’s shareholders or the general public, Buyer shall provide Seller the information necessary to calculate the Post-Closing Payments, subject to such reasonable confidentiality protection as Buyer shall require.

As used in this Section 1.2.B, the following terms shall be defined as indicated:

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“Concuity Business Unit” means the business of Seller substantially as it exists on the Closing Date and as the same shall be modified from time to time after the Closing Date due to changes contemplated in the Business Plan (as defined in Section 5.9 below) and as otherwise permitted pursuant to this Agreement.

“Gross Revenues” means, for a given period of time, the gross revenues of the Concuity Business Unit during such period as determined by Buyer in accordance with United States Generally Accepted Accounting Principles consistently applied.

C. Post-Closing Purchase Price Adjustment for Net Working Capital. On or before the 90th day after the Closing Date, Buyer shall present to Seller a report (the “Net Working Capital Report”) showing in reasonable detail the “Net Working Capital” (as defined below) as of the Closing Date, in Buyer’s opinion. If Seller does not believe the Net Working Capital Report is accurate, it shall deliver a report (the “Objection Report”) to Buyer within 30 days after the date of its receipt of the Net Working Capital Report, identifying the specific line items of the Net Working Capital Report with which Seller disagrees and explaining its reasons for such disagreement in reasonable detail.

If Seller timely delivers an Objection Report to Buyer, the parties shall work in good faith to resolve any discrepancies between the Net Working Capital Report and the Objection Report. If the parties are unable to resolve all such differences within 30 days after delivery of the Objection Report, either party may at any time thereafter escalate the matter to arbitration by written notice (an “Escalation Notice”) to the other party. Such arbitration shall be before an independent certified public accountant acceptable to Buyer and Seller or, if the parties are unable to agree on the selection of an arbitrator within 15 days after the date of delivery of the Escalation Notice, a partner in a regional accounting firm to be selected by mutual agreement of the parties, with the individual partner who shall serve as arbitrator to be designated by the accounting firm. The arbitrator shall be instructed to determine the Net Working Capital as promptly as is reasonably practicable, and in any event within 45 days of the date the Escalation Notice was delivered. The arbitrator shall establish rules and procedures to govern the arbitration, including rules and procedures as to discovery and presentation of materials and arguments to support each party’s case. The party whose assertion of Net Working Capital was farthest from the Net Working Capital as determined by the arbitrator shall bear the fees and expenses of the arbitrator.

The Net Working Capital, either (i) as stated in the Net Working Capital Report, if Seller did not timely deliver an Objection Report to Buyer, or (ii) as determined pursuant to the procedures set forth in the preceding paragraph, if Seller did timely deliver an Objection Notice, shall be referred to in this Agreement as the “Final Net Working Capital.” Should Buyer fail to deliver the Net Working Capital Report in a timely manner, the Final Net Working Capital shall be deemed to equal zero.

If the Final Net Working Capital totals more than zero, then the Buyer shall remit the excess to Seller by wire transfer or other method acceptable to Seller within five business days after determination of the Final Net Working Capital. If the Final Net Working Capital totals less than zero (a “Working Capital Shortfall”), then Buyer shall be entitled to collect or offset an amount equal to the amount of the Working Capital Shortfall from Seller upon written notice to Seller as provided in Section 4.4 below.

As used in this Agreement, the term “Net Working Capital” means the aggregate dollar value of all current assets included in the Assets, less the aggregate dollar value of all current liabilities assumed by or assigned to Buyer under this Agreement, all determined by Buyer as of the Closing Date in accordance with United States Generally Accepted Accounting Principles consistently applied.

D. Post-Closing Purchase Price Adjustment for Accounts Receivable. To the extent the trade accounts receivable included in the Assets are not collected in full as of the date that is 180 days after the Closing Date (an “Account Receivable Shortfall”), Buyer shall be entitled to collect or offset an amount equal to the Account Receivable Shortfall from Seller upon written notice to Seller as provided in Section 4.4; provided, however, that (i) Buyer shall continue to use commercially reasonable good faith efforts to collect any such Account Receivable Shortfall and (ii) to the extent that Buyer shall collect or offset the amount of such Account Receivable Shortfall, any future recoveries with respect to such Account Receivable Shortfall within two years after the Closing Date shall be paid promptly to Seller.

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1.3 Assumption of Specified Liabilities. At the Closing and as additional consideration for the sale, grant, conveyance, assignment, transfer and delivery of the Assets, but subject to Sections 1.1.C and 1.4 hereof, Buyer shall assume and agrees to pay, perform and discharge when due only the following:

A. All accounts payable, accrued liabilities and accrued payroll expenses of Seller that were incurred prior to the Closing in the ordinary course of business consistent with past practice and are identified on Exhibit D attached to this Agreement;

B. All liabilities or obligations of Seller as of the Closing Date pursuant to the Key Contracts and pursuant to all other contracts, agreements, licenses, leases (including the lease of Seller’s facilities located in Hayward, California), sales orders, purchase orders and other commitments of Seller that are assumed by Buyer pursuant to this Agreement and are identified on Exhibit D attached to this Agreement; and

C. Any other liabilities of Seller that are specifically identified on Exhibit D attached to this Agreement.

Subject to Sections 1.1.C and 1.4 hereof, at the Closing, Buyer shall execute and deliver to Seller the Bill of Sale, Assignment and Assumption Agreement assuming the liabilities and obligations of Seller referred to in this Section 1.3.

1.4 Non-Assumption of Certain Liabilities. Buyer is not assuming, and shall not be deemed to have assumed, any liabilities or obligations of Seller of any kind or nature whatsoever, except as expressly provided in Section 1.3 above. Anything in Section 1.3 or elsewhere in this Agreement to the contrary notwithstanding, and without limiting the generality of the foregoing, it is hereby agreed that Buyer is not assuming, and shall not be deemed to have assumed, any liability and shall not have any obligation for or with respect to any liability or obligation of Seller or any affiliate, stockholder, director, employee or officer of Seller:

A. pursuant to funded indebtedness of Seller or any affiliate of Seller, whether secured or unsecured;

B. under any employee benefit plan of Seller, and no employee benefit plan of Seller shall be merged into an employee benefit plan of Buyer or become sponsored by Buyer as a result of the transactions contemplated hereby;

C. in respect of (i) any sales, use or excise taxes, income taxes or other taxes based on or measured by income, or franchise taxes, in any such case that are attributable to periods or events prior to or ending on the Closing Date or (ii) any sales, use or excise taxes, income taxes, or any other taxes, legal, accounting, brokerage, finder’s fees, or other expenses of whatsoever kind or nature incurred by Seller or any affiliate, stockholder, director, employee or officer of Seller as a result of the consummation of the transactions contemplated hereby;

D. arising out of any action, suit or proceeding based upon an event occurring or a claim arising (i) prior to the Closing Date or (ii) after the Closing Date in the case of claims in respect of products sold or services provided by Seller prior to the Closing Date and attributable to acts performed or omitted by Seller prior to the Closing Date;

E. arising out of or related to the Assets or this Agreement;

F. to any present or former stockholder, officer, director or employee of Seller (including, without limitation, for bonuses, fringe benefits, vacation or holiday pay, wages or severance pay).

1.5 Closing. The closing of the purchase and sale of the Assets provided herein (the “Closing”) shall occur (a) at the offices of Scheef & Stone, L.L.P., 5956 Sherry Lane, Suite 1400, Dallas, Texas 75225, at 10:00 a.m., local time, on December 1, 2006 or (b) at such other time and place or on such other date as

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Seller and Buyer may mutually agree (such date and time of Closing being herein referred to collectively as the “Closing Date”).

2. Representations and Warranties of Seller. Seller hereby represents and warrants to Buyer as follows:

2.1 Existence; Good Standing; Corporate Authority; Compliance with Law. Seller (a) is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation; (ii) is duly licensed or qualified to do business as a foreign corporation and is in good standing under the laws of any other jurisdictions in which the character of the properties owned or leased by it therein or in which the transaction of its business makes such qualification necessary; (iii) has all requisite corporate power and authority to own its properties and carry on its business as now conducted; (iv) is not in default with respect to any order of any court, governmental authority or arbitration board or tribunal to which Seller is a party or is subject; (v) is not in violation of any laws, ordinances, governmental rules or regulations to which it is subject; and (vi) has obtained all licenses, permits and other authorizations and has taken all actions required by applicable laws or governmental regulations in connection with its business as now conducted.

2.2 Authorization, Validity and Effect of Agreements.

A. The execution and delivery of this Agreement and all agreements and documents contemplated hereby by Seller, and the consummation by it of the transactions contemplated hereby, have been duly authorized by Seller’s Board of Directors and by the requisite number of Seller’s stockholders, and no other corporate proceedings on the part of Seller are necessary to authorize this Agreement and the transactions contemplated hereby.

B. This Agreement constitutes, and all agreements and documents contemplated hereby when executed and delivered pursuant hereto for value received will constitute, the valid and legally binding obligations of Seller, enforceable in accordance with their terms, except that enforceability may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium, bulk sales, preference, equitable subordination, marshalling or other similar laws of general application now or hereafter in effect relating to the enforcement of creditors’ rights generally and except that the remedies of specific performance, injunction and other forms of equitable relief are subject to certain tests of equity jurisdiction, equitable defenses and the discretion of the court before which any proceeding therefor may be brought.

C. The execution and delivery of this Agreement by Seller does not, and the consummation of the transactions contemplated hereby by Seller will not, except as set forth in Schedule 2.2.C hereof, (i) require the consent, approval or authorization of, or declaration, filing or registration with, any governmental or regulatory authority or any third party; (ii) result in the breach of any term or provision of, or constitute a default under, or result in the acceleration of or entitle any party to accelerate (whether after the giving of notice or the lapse of time or both) any obligation under, or result in the creation or imposition of any lien, charge, pledge, security interest or other encumbrance upon any part of the property of Seller or any Affiliate (as such term is hereinafter defined) pursuant to any provision of, any order, judgment, arbitration award, injunction, decree, indenture, mortgage, lease, license, lien, or other agreement or instrument to which Seller or any Affiliate is a party or by which any of them is bound; or (iii) violate or conflict with any provision of the by-laws or articles/certificate of incorporation of Seller or of any Affiliate as amended to the date hereof.

2.3 Capitalization and Ownership. The authorized capital stock of Seller consists of (A) Twenty-Seven Million Five Hundred Fifty-Six Thousand One Hundred Sixty-Four (27,556,164) shares of Preferred Stock, par value $0.001 per share (the “Preferred Stock”), of which (i) Seven Hundred Eight Thousand Four Hundred Seventeen (708,417) shares have been designated Series A Preferred Stock, Seven Hundred Five Thousand Two Hundred Sixty (705,260) of which are issued and outstanding, (ii) One Million Four Hundred Twenty-Two Thousand Seven Hundred Twenty-Five (1,422,725) shares have been designated Series B Preferred Stock, all of which are issued and outstanding, (iii) Twelve Million Six Hundred Eighty Thousand Eight Hundred Eighty-Eight (12,680,888) shares have been designated Series C Preferred Stock, Twelve Million Six Hundred Twenty-Eight Thousand Eight Hundred Sixty-Six (12,628,866) of which are issued or outstanding, (iv) Twelve Million Seventy-Four Thousand Sixty-Six (12,074,066) shares have been designated Series D Preferred Stock, Ten Million Seven Hundred Seventy-Three Thousand Five Hundred Six

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(10,773,506) of which are issued or outstanding, and (v) Six Hundred Seventy Thousand Sixty-Eight (670,068) shares have been designated Series E Preferred Stock, of which Four Hundred Eighty Five Thousand Six Hundred Twenty Four (485,624) are issued or outstanding; and (B) Seven Hundred Twenty-Two Million Two Hundred Forty-One Thousand Nine Hundred Eighty-Seven (722,241,987) shares of common stock (“Common Stock”), par value $0.001 per share, Eight Hundred Forty-Six Thousand Two Hundred Forty-Three (846,243) of which are issued and outstanding. Schedule 2.3 hereof sets forth the names and addresses of all stockholders and the number and class or series of shares of such capital stock held by each such stockholder.

2.4 Affiliated Entities.

A. Except as set forth in Schedule 2.4 hereof, Seller does not own, directly or indirectly, a majority or controlling interest in any corporation, business trust, joint stock company, partnership or other business organization or association relating to the business operations of Seller. The affiliated entities set forth in Schedule 2.4 are referred to individually as an “Affiliate” and collectively as the “Affiliates.”

B. Except as otherwise set forth in Schedule 2.4 hereof, Seller owns, directly or indirectly, all of the issued and outstanding capital stock or other securities or ownership interest of each of the Affiliates free and clear of all encumbrances, and all of the capital stock or other securities or ownership interest in each of the Affiliates that is owned, directly or indirectly, by Seller has been duly authorized and validly issued and is fully paid and nonassessable. Except as set forth in Schedule 2.4 hereof, none of the Affiliates has any commitment to issue or sell any shares of its capital stock or other securities or ownership interest or any securities or obligations convertible into or exchangeable for, or giving any person (other than Seller) any right to acquire from such Affiliate, any shares of capital stock or other securities or ownership interest of such Affiliate.

C. Each Affiliate (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization; (ii) has all requisite power and authority to own its properties and carry on its business as now conducted; (iii) is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it therein or in which the transaction of its business makes such qualification necessary; (iv) has obtained all licenses, permits and other authorizations and has taken all actions required by applicable laws or governmental regulations in connection with its business as now conducted; (v) is not in default with respect to any order of any court, governmental authority or arbitration board or tribunal to which it is a party or is subject; and (vi) is not in violation of any laws, ordinances, governmental rules or regulations to which it is subject.

2.5 Jurisdictions. Schedule 2.5 hereof contains a list of all jurisdictions in which Seller and each Affiliate is presently licensed or qualified to do business. Neither Seller nor any Affiliate (a) has been denied admission to conduct any type of business in any jurisdiction in which it is not presently admitted as set forth in such Schedule 2.5, (b) has had its license or qualifications to conduct business in any jurisdiction revoked or suspended, or (c) has been involved in any proceeding to revoke or suspend a license or qualification.

2.6 Records. Seller has delivered or made available to Buyer and its counsel true and complete copies of the articles/certificate of incorporation, bylaws, minutes of all meetings of directors and stockholders and certificates reflecting all actions taken by the directors or stockholders without a meeting, partnership agreements and certificates, and other organizational documents, of Seller and each Affiliate, and such documents are in full force and effect on the date hereof.

2.7 Officers and Directors; Powers of Attorney. The officers and directors of Seller and each Affiliate are as set forth in Schedule 2.7 hereof. Schedule 2.7 hereof also sets forth the names of all persons, if any, holding powers of attorney from Seller or any Affiliate and a summary statement of the terms thereof.

2.8 Financial Statements.

A. Seller has furnished to Buyer (i) an unaudited consolidated balance sheet of Seller and the Affiliates as of October 31, 2006 (the “Balance Sheet”); (ii) audited consolidated balance sheets of

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Seller and the Affiliates as of the end of the last three fiscal years; (iii) an unaudited consolidated statement of income of Seller and the Affiliates for the ten-month period ended October 31, 2006; and (iv) audited consolidated statements of income of Seller and the Affiliates for the last three fiscal years or for every year any such entity has been in existence, if less than three fiscal years; copies of all which are attached hereto as Exhibit E (the financial statements referred to in (i) through (iv) above being collectively referred to as the “Financial Statements”).

B. The Financial Statements fully and fairly set forth the financial condition of Seller and the Affiliates as of the dates indicated, and the results of their operations on a consolidated basis for the periods indicated, in accordance with United States Generally Accepted Accounting Principles consistently applied, except as otherwise stated therein and in the related reports of independent accountants, copies of which are attached hereto as part of Exhibit E.

2.9 Undisclosed Liabilities. Neither Seller nor any Affiliate has any liabilities or obligations whatsoever, either accrued, absolute, contingent or otherwise, that are not reflected or provided for in the Financial Statements, except (a) those arising after the date of the Balance Sheet that are in the ordinary course of business and consistent with past practices, in each case in normal amounts, and none of which is materially adverse, and (b) as and to the extent specifically described in the Schedule 2.9 hereof.

2.10 Absence of Certain Changes or Events since the Date of the Balance Sheet. Since the date of the Balance Sheet, except as described on Schedule 2.10 neither Seller nor any Affiliate has:

A. incurred any obligation or liability (fixed or contingent), except normal trade or business obligations incurred in the ordinary course of business and consistent with past practice, none of which is materially adverse, and except in connection with this Agreement and the transactions contemplated hereby except as set forth under Section 2.18.G below;

B. discharged or satisfied any encumbrance or paid any obligation or liability (fixed or contingent), other than in the ordinary course of business and consistent with past practice;

C. mortgaged, pledged or subjected to any encumbrance any of its assets or properties (other than mechanic’s, materialman’s and similar statutory liens arising in the ordinary course of business and purchase money security interests arising as a matter of law between the date of delivery and payment);

D. transferred, leased or otherwise disposed of any of Seller’s assets or properties except for a fair consideration in the ordinary course of business and consistent with past practice, or acquired any assets or properties except in the ordinary course of business and consistent with past practice;

E. cancelled or compromised any debt or claim, except in the ordinary course of business and consistent with past practice;

F. waived or released any rights of material value;

G. transferred or granted any rights under any concessions, leases, licenses, agreements, patents, inventions, trademarks, trade names, service marks or copyrights or with respect to any know-how;

H. made or granted any wage or salary increase applicable to any group or classification of employees generally, entered into any employment contract with, or made any loan to, or entered into any material transaction of any other nature with, any officer or employee, or adopted, or increased the benefits, of any employee benefit plan of Seller;

I. entered into any transaction, contract or commitment, except (i) contracts listed on Schedule 2.10 hereof and (ii) this Agreement and the transactions contemplated hereby;

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J. suffered any casualty loss or damage (whether or not such loss or damage shall have been covered by insurance) that affects in any material respect Seller’s ability to conduct business; or

K. committed to do any of the foregoing.

2.11 Taxes. Seller and each Affiliate (a) has duly and timely filed or caused to be filed all federal, state, local and foreign tax returns (including, without limitation, consolidated and/or combined tax returns) required to be filed by it prior to the date hereof that relate to it or with respect to which it or the Assets are liable or otherwise in any way subject; (b) has paid or fully accrued for all taxes shown to be due and payable on such returns (which taxes are all the taxes due and payable under the laws and regulations pursuant to which such returns were filed); and (c) has properly accrued for all such taxes accrued in respect of it or the Assets for periods subsequent to the periods covered by such returns. No deficiency in payment of taxes for any period has been asserted by any taxing body and remains unsettled at the date hereof. Copies of all federal, state, local and foreign income (or franchise) tax returns of Seller and the Affiliates have been made available for inspection by Buyer.

2.12 Real Property.

A. Seller owns no real property.

B. Schedule 2.12 hereof identifies the real property leased or subleased by Seller (the “Leases”). Seller has received no written notification that it is in default with respect to any of the Leases nor are there any disputes between any landlord and Seller with respect to the Leases that would affect the right of Seller to remain in possession or otherwise affect the current use of the property leased. Except as set forth in Schedule 2.12 hereof, Seller has performed all obligations required to be performed by it to date under, and is not in default in respect of, any Lease, and no event has occurred that, with due notice or lapse of time or both, would constitute such a default. To the best of Seller’s knowledge, no other party to any Lease is in default in respect thereof, and no event has occurred that, with due notice or lapse of time or both, would constitute such a default.

C. True and complete copies of all Leases have been made available to Buyer or its representatives.

2.13 Personal Property. The machinery, equipment, furniture, fixtures and other tangible personal property owned, leased or used by Seller are sufficient and adequate to carry on their respective businesses as presently conducted and are in good and merchantable operating condition and repair and are suitable for the purposes for which they are used, normal “wear and tear” excepted.

2.14 Title to Property; Encumbrances. Seller has good and valid title to the Assets (except for (a) inventory subsequently sold or otherwise disposed of for fair value in the ordinary course of business consistent with past practice, (b) accounts receivable subsequently collected in the ordinary course of business consistent with past practice and (c) immaterial amounts of inventory, machinery and equipment that have been determined to be obsolete or otherwise not necessary and have been disposed of in the ordinary course of business consistent with past practice), in each case free and clear of all encumbrances except for any encumbrance reflected in Schedule 2.14 hereof. All buildings, structures, improvements and fixtures leased or used by Seller in the conduct of its business comply in all material respects with the Health Insurance Portability and Accountability Act of 1996 and, to Seller’s knowledge, with all other applicable codes and rules adopted by national and local associations and boards of insurance underwriters; and to Seller’s knowledge all such buildings, structures, improvements and fixtures are in good operating condition and repair, normal “wear and tear” excepted.

2.15 Insurance. Schedule 2.15 hereof sets forth a complete list of all policies of or binders for fire, liability, worker’s compensation and other forms of insurance owned or held by Seller. All such policies, or binders thereof, are in full force and effect, all premiums with respect thereto covering all periods up to and including the respective dates set forth in Schedule 2.15 hereof have been paid, and no notice of cancellation or termination has been received with respect to any such policy or binder. Such policies or binders (a) are

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sufficient for compliance with all requirements of law currently applicable to Seller and of all agreements to which Seller is a party or by which any of them is bound; (b) are in such amounts and types of coverage as are customarily maintained by businesses of the size and type as Seller’s; (c) provide insurance coverage adequate for the assets and present operations of Seller; and (d) will remain in full force and effect through the respective dates set forth in Schedule 2.15 hereof without the payment of additional premiums. Schedule 2.15 hereof also identifies all risks that Seller has designated as being self-insured. Seller has not been refused any insurance with respect to its assets or operations, nor has its coverage been limited, by any insurance carrier to which it has applied for any such insurance or with which it has carried insurance during the last five years.

2.16 Business Property; Business Property Rights.

A. Schedule 2.16 hereof sets forth (i) all computer software, patents, and registrations for trademarks, trade names, service marks and copyrights that are unexpired as of the date hereof and are used in connection with the operation of Seller’s business, as well as all applications pending on said date for patents or for trademark, trade name, service mark or copyright registrations, and all other proprietary rights, owned or held by Seller and reasonably necessary to, or used in connection with, the business of Seller; and (ii) all licenses granted by or to Seller and all other agreements to which Seller is a party that relate, in whole or in part, to any items of the categories mentioned in (i) above or to other proprietary rights of Seller that are reasonably necessary to, or used in connection with, the business of Seller.

B. The property referred to in Section 2.16.A hereof, together with (i) all designs, methods, inventions, know-how, related thereto and (ii) all trademarks, trade names, service marks, and copyrights claimed or used by Seller that have not been registered (collectively “Business Property Rights”), constitute all such proprietary rights owned or held by Seller that are reasonably necessary to, or used in the conduct of, the business of Seller. The computer software and all related designs, methods, inventions and know-how constitute trade secrets of Seller within the meaning of all applicable laws, and Seller has taken all steps reasonably necessary to protect these trade secrets as such.

C. Seller owns or has valid rights to use all such Business Property Rights without conflict with the rights of others. Except as set forth in Schedule 2.16, no person or corporation has made or, to the knowledge of Seller, threatened to make any claims that the operation of the business of Seller or the Affiliates is in violation of or infringes any other proprietary or trade rights of any third party. To the knowledge of Seller, no third party is in violation of or is infringing upon any Business Property Rights.

D. Except as otherwise stated on Schedule 2.16, the computer software that is proprietary to Seller and is included in the Assets operates in compliance in all material respects with applicable laws and regulations of governmental entities, including without limitation the Health Insurance Portability and Accountability Act of 1996.

2.17 Employee Benefits. Except as set forth on Schedule 2.17 attached hereto, with respect to current or former employees of Seller, Seller does not maintain or contribute to or have any actual or potential liability with respect to any (i) deferred compensation or bonus or retirement plans or arrangements, (ii) qualified or nonqualified defined contribution or defined benefit plans or arrangements that are employee pension benefit plans (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), or (iii) employee welfare benefit plans, (as defined in Section 3(1) of ERISA), stock option or stock purchase plans, or material fringe benefit plans or programs whether in writing or oral. Neither Seller nor any member of a controlled group (within the meaning of Section 4001(a)(14)(A) of ERISA) in which Seller is or ever was a member has ever contributed to any multiemployer pension plan (as defined in Section 3(37) of ERISA), and neither Seller nor any member of a controlled group (within the meaning of Section 4001(a)(14)(A) of ERISA) in which Seller is or ever was a member has ever maintained or contributed to any defined benefit plan (as defined in Section 3(35) of ERISA). The plans, arrangements, programs and agreements referred to in the preceding two sentences are referred to collectively as the “Plans.” Seller does not maintain or contribute to any Plan that provides health, accident or life insurance benefits to former employees, their spouses or dependents, other than so-called “COBRA” benefits in accordance with Section 4980B of the Internal Revenue Code of 1986, as amended (the “Code”).

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2.18 Employees.

A. Seller is not a party to any collective bargaining agreements (“Collective Bargaining Agreements”).

B. Schedule 2.18 hereof sets forth the compensation and all other terms and conditions of employment for each employee of Seller or any Affiliate (each an “Employee”) and, except as disclosed in accordance with Section 2.17 hereof or this Section 2.18, no Employee is entitled to any other benefit whatsoever.

C. Except as set forth on Schedule 2.18, neither Seller nor any Affiliate is, directly or indirectly, a party to any executory contract with any Employee or any person, firm or corporation that, directly or indirectly, alone or together with others, controls, is controlled by or is under common control with any Employee, except with respect to remuneration for services rendered as a director, officer or employee of Seller or any Affiliate.

D. No part of the property or assets of any Employee or any person, individual or organization directly or indirectly related to any Employee is used by Seller or any Affiliate.

E. Except as set forth on Schedule 2.18, neither Seller nor any Affiliate has encountered any actual or threatened Employee strike, work stoppage, slowdown or lockout, or had any material change in its relations with Employees, agents, customers or suppliers for the three years prior to the date of this Agreement. No question concerning representation has been raised or is threatened with respect to the Employees.

F. Except as set forth on Schedule 2.18, no “leased employee,” as that term is defined within the meaning of Section 414(n) of the Code, performs services for Seller or any Affiliate.

G. Except as set forth on Schedule 2.18, the consummation of the transactions contemplated by this Agreement will not (i) entitle any current or former Employee or current or former officer or director of Seller or any Affiliate to severance pay, unemployment compensation or any other payment, except as expressly provided in this Agreement; (ii) accelerate the time or payment or vesting, or increase the amount of compensation due any such Employee, officer or director; or (iii) result in any prohibited transaction described in Section 406 of ERISA or Section 4975 of the Code for which an exemption is not available.

H. Seller and the Affiliates are currently and have always been in compliance in all material respects with all applicable laws respecting employment and employment practices, terms and conditions of wages and hours, and are not engaged in any unfair labor practice.

2.19 Other Contracts. Schedule 2.19 hereof sets forth all contracts, understandings and commitments (including, without limitation, mortgages, indentures and loan agreements) to which Seller or any Affiliate is a party, or to which it or any of its assets or properties are subject, and which are not specifically referred to in the other Schedules or Exhibits hereof. True and complete copies of all documents and complete descriptions of all oral understandings, if any, referred to in the Schedules hereof have been provided or made available to Buyer and its counsel.

2.20 No Breach or Default. Neither Seller nor any Affiliate is in default under any contract to which it is a party or by which it is bound, nor has any event occurred that, after the giving of notice or the passage of time or both, would constitute a default under any such contract. Neither Seller nor any such Affiliate has any reason to believe the parties to such contracts will not fulfill their obligations under such contracts in all material respects or are threatened with insolvency.

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2.21 Litigation.

A. Schedule 2.21 hereof sets forth a list and a summary description of all pending or threatened actions, suits, proceedings, disputes or investigations in respect of Seller or the Affiliates, setting forth, with respect to each action or suit, (i) the reserves reflected in the Balance Sheet and (ii) the existence and extent of insurance coverage.

B. Except as set forth in Schedule 2.21 hereof, there are no claims, actions, suits, proceedings or investigations pending or, to the knowledge of Seller, threatened before any federal, state or local court or governmental or regulatory authority, domestic or foreign, or before any arbitrator of any nature, brought by or against Seller or any of the Affiliates or any of their respective officers, directors, employees, agents or affiliates involving, affecting or relating to any assets, properties or operations of Seller or any of the Affiliates or the transactions contemplated by this Agreement, nor does there exist any fact that might reasonably be expected to give rise to any such suit, proceeding, dispute or investigation.

C. Neither Seller nor any of the Affiliates nor any of their respective assets or properties is subject to any order, writ, judgment, award, injunction or decree of any federal, state or local court or governmental or regulatory authority or arbitrator that adversely affects or might reasonably be expected to affect their respective assets, properties, business operation, prospects, net income or financial condition or which would or might reasonably be expected to interfere with the transactions contemplated hereby.

2.22 Accounts Receivable. All trade accounts receivable of Seller reflected in the Balance Sheet and all trade accounts receivable of Seller arising between the date of the Balance Sheet and the date hereof have arisen in the ordinary course of business and represent bona fide, undisputed indebtedness (subject to no counterclaim, right of setoff or warranty claim) incurred by the applicable account debtor for services heretofore performed by Seller.

2.23 [RESERVED]

2.24 Environmental Matters.

A. Except as permitted by applicable law, Seller has not transported, stored, handled, treated or disposed of, nor has it allowed or arranged for any third parties to transport, store, handle, treat or dispose of Hazardous Substances (as defined below) or other waste to or at any location other than a site lawfully permitted to receive such Hazardous Substances or other waste for such purposes, nor has it performed, arranged for or allowed by any method or procedure such transportation, storage, treatment or disposal in contravention of any laws or regulations. Seller has not stored, handled, treated or disposed of, or allowed or arranged for any third parties to store, handle, treat or dispose of, Hazardous Substances or other waste upon property owned or leased by it, except as permitted by law. For purposes of this Section 2.24, the term “Hazardous Substances” shall mean and include: (i) any “Hazardous Substance,” “Pollutant” or “Contaminant” as defined in the Comprehensive Environmental Response, Compensation and Liability Act, as amended, 42 U.S.C. Section 9601, et seq., or the regulations promulgated thereunder (“CERCLA”); (ii) any hazardous waste as that term is defined in applicable state or local law; (iii) any substance containing petroleum, as that term is defined in Section 9001(8) of the Resource Conservation and Recovery Act, as amended, 42 U.S.C. Section 6991(8) or in 40 C.F.R. Section 280.1; or (iv) any other substance for which any governmental entity with jurisdiction over Seller’s leasehold premises requires special handling in its generation, handling, use, collection, storage, treatment or disposal.

B. Except as set forth on Schedule 2.24 attached hereto, to the knowledge of Seller there has not occurred, nor is there presently occurring, a Release (as defined below) of any Hazardous Substance on, into or beneath the surface of any parcel of Seller’s leasehold premises. For purposes of this Section 2.24, the term “Release” shall have the meaning given it in CERCLA.

C. Except as set forth on Schedule 2.24 attached hereto, Seller does not use, and has not used, any Underground Storage Tanks (as defined below), and to the knowledge of Seller there are not now nor have there ever been any Underground Storage Tanks on Seller’s leasehold premises during Seller’s

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tenancy. For purposes of this Section 2.24, the term “Underground Storage Tanks” shall have the meaning given it in the Resource Conservation and Recovery Act (42 U.S.C. Sections 6901 et seq.).

D. Schedule 2.24 identifies (i) all environmental audits, assessments or occupational health studies undertaken by Seller or its agents or, to the best of Seller’s knowledge, undertaken by governmental agencies relating to or affecting Seller or any of Seller’s leasehold premises within the past 5 years; (ii) the results of any ground, water, soil, air or asbestos monitoring undertaken by Seller or its agents or, to Seller’s knowledge, undertaken by governmental agencies relating to or affecting Seller or any of Seller’s leasehold premises within the past 5 years; (iii) all written communications in Seller’s possession between Seller and environmental agencies within the past 5 years; and (iv) all citations issued under the Occupational Safety and Health Act (29 U.S.C. Sections 651 et seq.) relating to or affecting Seller or any of Seller’s leasehold premises within the past 5 years.

2.25 Customers and Suppliers. Except as set forth in Schedule 2.25 hereof:

A. neither Seller nor any Affiliate has received notice that, nor does Seller or any Affiliate have any knowledge that, any customer of Seller has, will or plans to discontinue doing business with Seller;

B. Seller has no outstanding purchase contracts or commitments or unaccepted purchase orders that are in excess of the normal, ordinary and usual requirements;

C. no supplier or subcontractor to Seller has reduced its shipments of orders issued by Seller or threatened to discontinue supplying such items or services to Seller on reasonable terms; and

D. neither Seller nor any Affiliate has received notice that, nor does Seller or any Affiliate have any knowledge that, any such supplier or subcontractor has, will or plans to discontinue doing business with Seller on substantially the same terms as are consistent with its past practices.

2.26 No Brokers. Neither Seller nor any Affiliate has entered into any contract, arrangement or understanding with any person or firm that may result in the obligation of Buyer, Seller or any Affiliate to pay any finder’s fees, brokerage or agent’s commissions or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby, and neither Seller nor any Affiliate is aware of any claim or basis for any claim for payment of any finder’s fees, brokerage or agent’s commissions or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby.

2.27 No Misrepresentation or Omission. No representation or warranty by Seller in this Section 2 or in any other Section hereof, or in any certificate or other document furnished or to be furnished by Seller pursuant hereto, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements contained therein not misleading or will omit to state a material fact necessary in order to provide Buyer with accurate information as to Seller and the Affiliates.

2.28 Survival of Representations and Warranties. All representations and warranties in this Section 2 or in any other Section hereof, or in any certificate or other document furnished or to be furnished by Seller pursuant hereto, shall survive delivery by Buyer of the consideration to be given by it hereunder and delivery by Seller of the consideration to be given by it hereunder, and shall survive the execution hereof, the Closing hereunder and the Closing Date; provided, however, that no claim based on any breach of any such warranty or any misrepresentation may be made by any Buyer Indemnitee (as such term is hereinafter defined) unless written notice with respect thereto is given on or before the second anniversary of the Closing Date.

3. Representations and Warranties of Buyer. Buyer represents and warrants to Seller as follows:

3.1 Existence; Good Standing; Corporate Authority; Compliance with Law. Buyer (a) is a corporation duly incorporated, validly existing in good standing under the laws of its jurisdiction of incorporation; (b) is duly licensed or qualified to do business as a foreign corporation and is in good standing

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under the laws of all other jurisdictions in which the character of the properties owned or leased by it therein or in which the transaction of its business makes such qualification necessary; (c) has all requisite corporate power and authority to own its properties and carry on its business as now conducted; (d) is not in default with respect to any order of any court, governmental authority or arbitration board or tribunal to which Buyer is a party or is subject; (e) is not in violation of any laws, ordinances, governmental rules or regulations to which it is subject; and (f) has obtained all licenses, permits and other authorizations and has taken all actions required by applicable laws or governmental regulations in connection with its business as now conducted.

3.2 Authorization, Validity and Effect of Agreements.

A. The execution and delivery of this Agreement and all agreements and documents contemplated hereby by Buyer, and the consummation by it of the transactions contemplated hereby, have been duly authorized by all requisite corporate action.

B. This Agreement constitutes, and all agreements and documents contemplated hereby when executed and delivered pursuant hereto for value received will constitute, the valid and legally binding obligations of Buyer enforceable in accordance with their terms, except that enforceability may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium, bulk sales, preference, equitable subordination, marshalling or other similar laws of general application now or hereafter in effect relating to the enforcement of creditors’ rights generally and except that the remedies of specific performance, injunction and other forms of equitable relief are subject to certain tests of equity jurisdiction, equitable defenses and the discretion of the court before which any proceeding therefor may be brought.

C. The execution and delivery of this Agreement by Buyer does not, and the consummation of the transactions contemplated hereby will not, (i) except as set forth on Schedule 3.2 hereof, require the consent, approval or authorization of, or declaration, filing or registration with, any governmental or regulatory authority or any third party, (ii) result in the breach of any term or provision of, or constitute a default under, or result in the acceleration of or entitle any party to accelerate (whether after the giving of notice or the lapse of time or both) any obligation under, or result in the creation or imposition of any lien, charge, pledge, security interest or other encumbrance upon any part of the property of Buyer pursuant to any provision of, any order, judgment, arbitration award, injunction, decree, indenture, mortgage, lease, license, lien, or other agreement or instrument to which Buyer is a party or by which it is bound, and (iii) violate or conflict with any provision of the by-laws or certificate of incorporation of Buyer as amended to the date hereof.

3.3 Survival of Representations and Warranties. All representations and warranties by Buyer in this Section 3 or in any other Section hereof, or in any certificate or other document furnished or to be furnished by Buyer pursuant hereto, shall survive delivery by Buyer of the consideration to be given by it hereunder and delivery by Seller of the consideration to be given by it hereunder, and shall survive the execution hereof, the Closing hereunder and the Closing Date; provided, however, that no claim based on any breach of any such warranty or any misrepresentation may be made by Seller unless written notice with respect thereto is given on or before the second anniversary of the Closing Date.

4. Indemnification.

4.1 Indemnification by Seller. Upon the terms and subject to the conditions set forth in Sections, 2.28 and 4.3 hereof and this Section 4.1, Seller agrees to indemnify, defend, protect, save and hold harmless the Buyer Indemnitees (or any Buyer Indemnitee) (as such term is hereinafter defined) against, and will reimburse the Buyer Indemnitees (or any Buyer Indemnitee) on demand for, any and all Losses (as such term is hereinafter defined) made or incurred by or asserted against the Buyer Indemnitees (or any Buyer Indemnitee), at any time after the Closing Date, directly or indirectly, arising out of, related to, caused by, or resulting from any of the following:

A. any and all liabilities or obligations of Seller, or claims against or imposed on the Buyer Indemnitees (or any Buyer Indemnitee) of any nature (whether accrued, absolute, contingent or otherwise and whether a contractual, tax or other type of liability, obligation or claim), unless such liabilities or

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obligations of Seller were expressly assumed by Buyer pursuant hereto (including, without limitation, those liabilities or obligations of Seller specifically referred to in Section 1.4 hereof);

B any inaccuracy, omission, misrepresentation, breach of warranty, or nonfulfillment of any term, provision, covenant or agreement on the part of Seller contained herein, or any inaccuracy or misrepresentation in, or omission from, any certificate or other instrument furnished or to be furnished by Seller to Buyer pursuant hereto;

C. Seller’s failure to comply with the bulk transfer provisions in effect in the state or states in which the Assets are located; and

D. Any of the matters referred to in Schedule 2.24 hereof or in any document referred to therein;

in each case, regardless of by whom asserted and even if any such Loss is based on, arises from or is attributable to, in whole or in part, any active or passive participation by the Buyer Indemnitees (or any Buyer Indemnitee), except to the extent attributable to the gross negligence or willful misconduct of such Buyer Indemnitee or Buyer Indemnitees.

As used herein, the term “Losses” shall mean, with respect to any person or party, any payment, loss, liability, obligation, damage (including, without limitation, consequential, punitive, special or otherwise), deficiency, lien, claim, suit, cause of action, judgment, cost or expense (including, without limitation, reasonable attorneys’ fees and court costs) of any kind, nature or description.

As used herein, the term “Buyer Indemnitees” shall mean Buyer, any affiliate of Buyer, any person, party, corporation, partnership, firm or other entity with whom Buyer is affiliated or with whom Buyer has a partnership or joint venture relationship (a “Buyer Partner”), and any officer, director, stockholder, employee, agent, attorney, joint venturer, partner (limited or general), servant, representative, trustee, successor or assign of Buyer or of any Buyer Partner or of any affiliate of Buyer or any Buyer Partner.

As used in this Section 4 and in Section 5 below, the term “affiliate” shall mean, with respect to any person or party, (i) any person or party controlling, controlled by or under common control with any such person or party or (ii) any director or executive officer of any such person or party or of any person or party referred to in clause (i) of this paragraph. As used herein, the term “control” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person or party, whether through the ownership of voting securities or voting interests, by contract or otherwise.

4.2 Indemnification by Buyer. Upon the terms and subject to the conditions set forth in Section 4.3 hereof and this Section 4.2, Buyer agrees to indemnify, defend, protect, save and hold harmless Seller against, and will reimburse Seller on demand for, any and all Losses made or incurred by or asserted against Seller, at any time after the Closing Date, directly or indirectly, arising out of, related to, caused by, or resulting from any inaccuracy, omission, misrepresentation, breach of warranty, or nonfulfillment of any term, provision, covenant or agreement on the part of Buyer contained herein, or any inaccuracy or misrepresentation in, or omission from, any certificate or other instrument furnished or to be furnished by Buyer to Seller pursuant hereto.

4.3 Conditions of Indemnification. With respect to any actual or potential claim, any written demand, the commencement of any action, or the occurrence of any other event that involves any matter or related series of matters (a “Claim”) against which a party hereto is indemnified (the “Indemnified Party”) by the other party (the “Indemnifying Party”) under Section 4.1 or 4.2 hereof:

A. Promptly after the President of the Indemnified Party first receives written documents pertaining to the Claim, or if such Claim does not involve a third party Claim (a “Third Party Claim”), promptly after the President of the Indemnified Party first has actual knowledge of such Claim, the Indemnified Party shall give notice to the Indemnifying Party of such Claim in reasonable detail and stating the amount involved, if known, together with copies of any such written documents.

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B. The obligation of the Indemnifying Party to indemnify the Indemnified Party with respect to any Claim shall not be affected by the failure of the Indemnified Party to give the notice with respect thereto in accordance with Section 4.3(a) hereof except and only to the extent that the Indemnifying Party is prejudiced thereby.

C. If the Claim involves a Third Party Claim, then the Indemnifying Party shall have the right, at its sole cost, expense and ultimate liability regardless of the outcome, and through counsel of its choice (which counsel shall be reasonably satisfactory to the Indemnified Party), to litigate, defend, settle or otherwise attempt to resolve such Third Party Claim; provided, however, that if in the Indemnified Party’s reasonable judgment a conflict of interest may exist between the interests of the Indemnified Party and the Indemnifying Party with respect to the Third Party Claim, then the Indemnified Party shall be entitled to select counsel of its own choosing, reasonably satisfactory to the Indemnifying Party, in which event the Indemnifying Party shall be obligated to pay the fees and expenses of such counsel. Notwithstanding the preceding sentence, the Indemnified Party may elect, at any time and at the Indemnified Party’s sole cost, expense and ultimate liability, regardless of the outcome, and through counsel of its choice, to litigate, defend, settle or otherwise attempt to resolve such Third Party Claim. If the Indemnified Party so elects (for reasons other than the Indemnifying Party’s failure or refusal to provide a defense to such Third Party Claim), then the Indemnifying Party shall have no obligation to indemnify the Indemnified Party with respect to such Third Party Claim, but such disposition will be without prejudice to any other right the Indemnified Party may have to indemnification under Section 4.1 or 4.2 hereof, regardless of the outcome of such Third Party Claim. If the Indemnifying Party fails or refuses to provide a defense to any Third Party Claim, then the Indemnified Party shall have the right to undertake the defense, compromise or settlement of such Third Party Claim, through counsel of its choice, on behalf of and for the account and at the risk of the Indemnifying Party, and the Indemnifying Party shall be obligated to pay the costs, expenses and attorney’s fees incurred by the Indemnified Party in connection with such Third Party Claim to the extent that the Indemnified Party is entitled to indemnification with respect to such Third Party Claim. In any event, Seller and the Buyer Indemnitees shall fully cooperate with each other and their respective counsel in connection with any such litigation, defense, settlement or other attempted resolution.

4.4 Satisfaction of Indemnification Claims and Other Claims.

A. Obligations of Seller. If a Buyer Indemnitee is entitled to indemnification in respect of a Loss pursuant to this Agreement, or if Buyer is entitled to recover amounts from Seller with respect to a Working Capital Shortfall or an Account Receivable Shortfall, the Buyer Indemnitee or Buyer may provide Seller a written notice (a “Payment/Offset Notice”) notifying Seller of the Loss claimed and specifying in reasonable detail the factual basis for the claim. Delivery of a Payment/Offset Notice to Seller shall automatically trigger an obligation on the part of Seller to pay the claimed amount, unless (i) Buyer specifies in the Payment/Offset Notice that all or part of the claimed amount should instead be offset against Post-Closing Payment obligations or (ii) Seller shall have notified Buyer that it has adopted a plan of liquidation or dissolution or taken similar measures, in which case Buyer shall be deemed to have elected to offset such Loss against Post-Closing Payment obligations.

B. Offset Right. If a Buyer Indemnitee or Buyer has incurred a Loss and has specified (or is deemed to have specified) in the Payment/Offset Notice relating to such Loss that all or a portion of the amount claimed therein is to be satisfied by offsetting the amount against Post-Closing Payment obligations, the amount so specified shall be offset against Post-Closing Payments thereafter coming due in accordance with Section 1.2.B above. If an amount claimed in a Payment/Offset Notice is specified in such Payment/Offset Notice as being subject to payment by Seller and the amount is not satisfied by Seller within 10 business days, the unsatisfied portion may be offset against Post-Closing Payments thereafter coming due without the necessity of Buyer giving further notice. If Buyer shall believe, at the time any Post-Closing Payment is due, that it may have the basis to collect a Loss from Seller, then Buyer may, in its discretion, withhold payment of Post-Closing Payments otherwise coming due in an amount equal to the claimed amount of such Loss, unless and until Seller shall have been finally determined to have no responsibility for the potential Loss or adequate security for payment of the potential Loss shall have been provided to the satisfaction of Buyer.

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4.5 Limitations on Liability for Indemnification. No Buyer Indemnitee shall entitled to indemnification pursuant to this Section 4 with respect to any Loss which is incurred after the second anniversary of the Closing Date or for any individual Loss that is less than $1,000 and until the aggregate amount of Losses (including any Losses of less than $1,000 individually) collectively exceeds $50,000 (the “Basket Amount”). In such event, the Seller shall be liable for all such Losses in excess of the Basket Amount. The aggregate liability of Seller to Buyer and Buyer Indemnitees for all Losses and other amounts that may be payable by Seller pursuant to this Section 4 shall be limited to the sum of amounts actually paid by Buyer to Seller pursuant to this Agreement and amounts payable by Buyer to Seller in respect of Post-Closing Payments.

5. Other Covenants and Agreements.

5.1 Execution of Additional Documents. Each party hereto will at any time, and from time to time after the Closing Date, upon request of the other party hereto, execute, acknowledge and deliver all such further deeds, assignments, transfers, conveyances, powers of attorney and assurances, and take all such further action, as may be required to carry out the intent of this Agreement, and to transfer and vest title to any Asset being transferred hereunder, and to protect the right, title and interest in and enjoyment of all of the Assets sold, granted, assigned, transferred, delivered and conveyed pursuant hereto; provided, however, that this Agreement shall be effective regardless of whether any such additional documents are executed.

5.2 Conduct of the Business.

A. Affirmative Covenants of Seller. On and after the date of this Agreement and until the Closing Date or the date, if any, on which this Agreement is earlier terminated and abandoned pursuant to Section 7 of this Agreement (the “Termination Date”), Seller shall:

(i) Conduct its operations according to its ordinary and usual course of business consistent with past practices; and

(ii) Use commercially reasonable efforts consistent with past practices to preserve intact its business organization and goodwill, to keep available the services of its officers and directors, and to maintain satisfactory relationships with suppliers, distributors, licensors, licensees, customers, employees and others having business relationships with it.

B. Negative Covenants of Seller. Without limiting the generality of the foregoing, and except for actions to be taken in connection with any of the transactions contemplated by this Agreement, on or after the date of this Agreement and until the earlier of the Closing Date or the Termination Date Seller shall not, without Buyer’s prior written consent:

(i) Declare or pay any cash dividends or distributions to its partners;

(ii) Merge with, consolidate with, sell its assets to or acquire substantially all the assets or capital stock of, any other person or entity, or enter into any other transaction not in the ordinary and usual course of its business;

(iii) Incur any indebtedness for borrowed money, guarantee any such indebtedness, issue or sell any debt securities, or guarantee any debt securities of others, except that it may incur indebtedness consistent with prior practice;

(iv) Make any direct or indirect redemption, purchase or other acquisition of any partnership interest;

(v) Create or amend any pension or profit sharing plan, bonus, deferred compensation, death benefit, or retirement plan, or any other fringe benefit plan or program;

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(vi) Amend its certificate of formation or its partnership agreement, as amended to the date of this Agreement, except as may be necessary to carry out this Agreement or as required by law; or

(vii) Make any material changes in any management employment arrangements.

5.3 Access to Information and Customers. Seller shall (i) afford to Buyer and to its officers, employees, accountants, counsel and other authorized representatives reasonable access, throughout the period prior to the earlier of the Closing Date or the Termination Date, to Seller’s plants, properties, books and records; and (ii) use its best efforts to cause its representatives to furnish to Buyer and to its authorized representatives such additional financial and operating data and other information as to its respective businesses and properties as Buyer or its duly authorized representatives may from time to time reasonably request.

5.4 Acquisition Proposals. Seller shall not, directly or indirectly, through any officer, director, agent, representative (including, without limitation, investment bankers, attorneys and accountants) or otherwise, (i) solicit, initiate or encourage submission of inquiries, proposals or offers from any person, corporation, partnership or other entity or group other than Buyer (a “Third Party”), relating to any acquisition or purchase of all or a portion of the assets of, or any equity interest in, Seller; or (ii) participate in any discussions or negotiations regarding, or furnish to any Third Party any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any Third Party to do or seek any of the foregoing. Seller shall promptly notify Buyer if any such proposal or offer, or any inquiry or contact with any Third Party, is made, and shall in any such notice set forth in reasonable detail the identity of the Third Party and the terms and conditions of such inquiry, proposal or offer.

5.5 Public Announcements. On or after the date of this Agreement, and until the earlier of the Closing Date or the Termination Date, neither party shall furnish any written communication to its customers, creditors or to the public generally if the subject matter of such communication relates to the transactions contemplated by this Agreement without the prior approval of the other party as to the content of such communication; provided, however, that the foregoing shall not be deemed to prohibit any disclosure required by any applicable law or by any governmental authority having jurisdiction over such matters.

5.6 Fees and Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

5.7 Limitation of Liability.

A. As to Buyer. Notwithstanding any other provision hereof, no stockholder, officer, director, employee, agent, attorney, affiliate, servant, successor, assign or representative of Buyer or of any affiliate of Buyer shall have any personal, partnership, corporate or other liability or obligation whatsoever in respect of or relating to the covenants, obligations, indemnities, representations or warranties of Buyer under or by reason hereof or in respect of any certificate or other document delivered with respect hereto, it being understood that Seller may look only to the assets and properties of Buyer to enforce such covenants, obligations, indemnities, representations or warranties of Buyer under or by reason hereof or in respect of any certificate or other document delivered with respect hereto.

B. As to Seller. Notwithstanding any other provision hereof, no stockholder, officer, director, employee, agent, attorney, affiliate, servant, successor, assign or representative of Seller or of any affiliate of Seller shall have any personal, partnership, corporate or other liability or obligation whatsoever in respect of or relating to the covenants, obligations, indemnities, representations or warranties of Seller under or by reason hereof or in respect of any certificate or other document delivered with respect hereto, it being understood that Buyer may look only to the assets and properties of Seller to enforce such covenants, obligations, indemnities, representations or warranties of Seller under or by reason hereof or in respect of any certificate or other document delivered with respect hereto.

ASSET PURCHASE AGREEMENT	PAGE 17

C. Exception for Fraud. Nothing contained in this Agreement shall limit the liability of any person for fraud.

5.8 Confidentiality. Each party acknowledges that the information being provided to it in connection with this Agreement and the consummation of the transactions contemplated hereby is subject to the terms of the confidentiality agreement between Buyer and Seller, the terms of which are incorporated herein by reference.

5.9 Post-Closing Covenants of Buyer.

Buyer, in conjunction with executive management of the Concuity Business unit, shall prepare a business plan for the Concuity Business Unit within 90 days after the Closing Date (the “Business Plan”). The Business Plan shall be prepared in good faith and shall be consistent with the business plan outlined in discussions between Buyer and Seller prior to the date of this Agreement. Buyer may after consultation with executive management of the Concuity Business Unit modify the Business Plan from time to time in good faith or as necessary to meet business conditions existing from time to time after the Closing Date. Nothing herein shall be construed to prevent Buyer from effecting a Transfer (hereafter defined) provided that such Transfer is effected in accordance with Section 5.9.A.

A. Buyer and Seller acknowledge and agree that the Post-Closing Payments contemplated by Section 1.2.B are a significant aspect of the consideration payable for the Assets, and that both Seller and Buyer expect to derive significant financial benefits if, during the period from the Closing until the payment of all Earn Out Payments contemplated under Section 1.2.B, Gross Revenues increase. Based on this acknowledgement, Buyer has agreed that from and after the Closing through January 31, 2009, Buyer shall (i) operate the Concuity Business Unit in good faith and in compliance with the Business Plan in all material respects, and (ii) make funding available in the Concuity Business Unit as needed from time to time in accordance with the Business Plan, but subject at all times to the good faith judgment of Buyer’s Board of Directors; provided, however, that nothing in this Agreement shall require Buyer to commit funds to the Concuity Business Unit if Buyer’s Board of Directors should determine, in its good faith judgment, that such an investment would be unwise or might reasonably be expected to impair Buyer’s overall business in any material respect. In addition, until January 31, 2009, Buyer shall not:

(i) Discontinue the operations of the Concuity Business Unit; or

(ii) Sell, transfer or otherwise dispose of all or substantially all of the assets of the Concuity Business Unit (a “Transfer”) unless (x) the purchaser or transferee of such assets agrees in writing to assume all of Buyer’s obligations to Seller with respect to the Post-Closing Payments and the operation of the Concuity Business Unit, (y) the purchaser or transferee of such assets is no less financially capable of performing Buyer’s obligations under this Agreement than is the Buyer at the time of the Transfer, and (z) Buyer makes an interim payment to Seller. Such interim payment shall be calculated by (A) determining the Post-Closing Payment to which Seller would be entitled based on the annualized Gross Revenues of the Concuity Business Unit for the then-current 12-month period (either February 1, 2007 to January 31, 2008 or February 1, 2008 to January 31, 2009) (each, a “Yearly Period”) and (B) multiplying that amount by a fraction, the numerator of which is the number of days that have elapsed during such Period as of the date of closing of the Transaction and the denominator of which is 365. Such interim payment shall be subject to Section 4.4 above, and shall be credited against any Post-Closing Payments thereafter coming due.

B. Buyer shall provide Seller:

(i) On at least a quarterly basis, a written report containing (i) financial reporting of the Gross Revenues of and investments made in the Concuity Business Unit (“Supporting Expenditures”) and (ii) a discussion of the operations of the Concuity Business Unit and a comparison of the activities supporting such operations and progress in the Concuity Business Unit against those outlined in the Business Plan. Knowledgeable members of management of Buyer shall, on a quarterly basis after dissemination of such written report participate in a conference call with representatives of Seller nominated by Seller and reasonably

ASSET PURCHASE AGREEMENT	PAGE 18

acceptable to Buyer, to update said representatives of Seller on the status of business and operations of the Concuity Business Unit and to discuss the contents of the report.

(ii) On or before the 30th calendar day following the end of each Annual Period, a calculation (each, a “Calculation”) of Gross Revenue for such Annual Period. The Calculation shall be accompanied by the certificate of the Chief Accounting Officer of Buyer indicating that such calculation has been prepared in accordance with United States Generally Accepted Accounting Principles, as regularly determined and applied by Buyer, consistently applied (“GAAP”), and with the requirements of this Agreement. Buyer shall permit a representative of Seller (a “Representative”), upon reasonable notice and during normal business hours, to have access to such accounting records of the Concuity Business Unit as may be reasonably necessary to evaluate the accuracy of the Calculation.

If the Representative determines the Calculation has not been prepared in accordance with GAAP and the requirements of this Agreement, the Representative shall, on or prior to the 30th calendar day following the delivery of such Calculation, deliver to Buyer a written notice (any such notice, an “Objection”) setting forth a specific description of the basis of the Representative’s determination and the adjustments to the Calculation that the Representative believes should be made.

If Buyer and the Representative are unable to resolve all of their disagreements with respect to the proposed adjustments set forth in any Objection on or prior to the 15th calendar day following the delivery of such Objection, they shall refer any remaining disagreements to a mutually agreeable independent certified public accounting firm (the “Firm”) which, acting as experts and not as arbitrators, shall determine, on the basis of GAAP and the requirements of this Agreement, and only with respect to the remaining disagreements so submitted, whether and to what extent (if any) the Calculation requires adjustment. The Firm’s determination shall be conclusive and binding upon the Buyer, Seller and their affiliates. The fees and disbursements of the Firm shall be borne equally by Buyer and Seller. Buyer shall make readily available to the Firm such accounting records of the Concuity Business Unit and other information as the Firm may reasonably request in connection therewith.

C. Buyer confirms its good faith intention to provide funding to support the Concuity Business Unit, in such amounts and at such times as are appropriate in Buyer’s judgment, to meet the working capital needs of the Concuity Business Unit and to support the growth of the Concuity Business Unit in the manner contemplated in the Business Plan. Under Buyer’s current plans for the Concuity Business Unit it is contemplated that the funding Buyer will provide will approximate $4 million; provided, however, that notwithstanding anything to the contrary in this Agreement, Buyer shall be under no obligation whatsoever to provide any minimum level of funding to support the Concuity Business Unit, it being understood that any and all such funding shall be in Buyer’s sole and absolute discretion. Buyer confirms, however, that it shall use commercially reasonable good faith efforts to sell and support the products of the Concuity Business Unit during the two Annual Periods.

5.10 Post-Closing Covenant of Seller. At or before 5:00 p.m. Dallas, Texas time on the 15th day after the Closing Date Seller shall provide to Buyer (a) Consent to Assignment documents substantially in the form attached to this Agreement as Exhibit C-1, duly executed by the party or parties (other than Seller) to each contract identified on Exhibit C-3 to this Agreement, consenting to the assignment of the applicable contract to Buyer, and (b) Satisfaction and Release documents substantially in the form attached to this Agreement as Exhibit G-4, duly executed by the creditors of Seller identified on Exhibit G-5, releasing certain liabilities of Seller to the applicable creditor.

6. Conditions of Closing.

6.1 Buyer’s Conditions of Closing. The obligation of Buyer to purchase and pay for the Assets and to assume the specified liabilities and obligations set forth herein shall be subject to and conditioned upon, at Buyer’s option, the satisfaction at the Closing of each of the following conditions:

ASSET PURCHASE AGREEMENT	PAGE 19

A. Seller’s Board of Directors and stockholders shall have duly adopted and approved this Agreement and all transactions contemplated hereby in accordance with the requirements of Delaware law and the articles/certificate of incorporation and by-laws, as amended to the date hereof, of Seller.

B. All representations and warranties of Seller contained herein shall be true and correct at and as of the Closing Date and Seller shall have performed all agreements and covenants and satisfied all conditions on their part to be performed or satisfied by the Closing Date pursuant to the terms hereof, each in all material respects.

C. As of the Closing, there shall have been no material adverse change since the date of the Balance Sheet in the financial condition, business or affairs of Seller or any Affiliate, and neither Seller nor any Affiliate shall have suffered any material loss (whether or not insured) by reason of physical damage caused by fire, earthquake, accident or other calamity that substantially affects the value of their respective assets, properties or business, and Buyer shall have received a certificate of Seller, signed by its principal financial officer and dated the Closing Date, to such effect.

D. Seller shall have delivered to Buyer a Certificate of the Secretary of State (or other authorized public official) of Seller’s and each Affiliate’s respective jurisdiction of incorporation (and each other jurisdiction listed in Schedule 2.5 hereof) certifying as of a date reasonably close to the Closing Date that Seller or such Affiliate, as the case may be, has filed all required reports, paid all required fees and taxes, and is, as of such date, in good standing and authorized to transact business as a domestic or foreign corporation, as the case may be.

E. Seller shall have obtained all authorizations, consents, waivers and approvals as may be required in connection with the assignment of those contracts, agreements, licenses, leases, sales orders, purchase orders and other commitments to be assigned to Buyer pursuant hereto.

F Seller shall have executed and delivered the Bill of Sale, Assignment and Assumption Agreement.

G. Seller shall have delivered to Buyer a certificate, dated the Closing Date, of Seller’s corporate Secretary certifying:

(i) Resolutions of Seller’s Board of Directors and stockholders approving and adopting this Agreement and all transactions contemplated hereby and authorizing execution of this Agreement and the execution, performance and delivery of all agreements, documents and transactions contemplated hereby; and

(ii) The incumbency of its officers executing this Agreement and all agreements and documents contemplated hereby.

H. Buyer shall have completed its due diligence investigation to its satisfaction.

I. Buyer shall have received Consent to Assignment documents in the form attached to this Agreement as Exhibit C-1, from all parties (other than Seller) to each Key Contract.

J. Buyer shall have entered into employment agreements reasonably acceptable to it with the employees of Seller identified on Exhibit F.

K. All approvals and consents from third parties and governmental agencies required to consummate the transactions contemplated hereby shall have been obtained.

L. Each Creditor of Seller listed on Exhibit G-1 shall have signed and delivered to Buyer a Creditor Representation and Indemnification Agreement in the form of Exhibit G-2, and each Creditor of Seller listed on Exhibit G-3 shall have signed and delivered to Buyer a Creditor Representation Agreement in the form of Exhibit G-4;

ASSET PURCHASE AGREEMENT	PAGE 20

M. No suit, action, investigation, inquiry or other proceeding by any governmental body or other person or legal or administrative proceeding shall have been instituted or threatened that questions the validity or legality of the transactions contemplated hereby.

N. As of the Closing, there shall be no effective injunction, writ, preliminary restraining order or any order of any nature issued by a court of competent jurisdiction directing that the transactions provided for herein or any of them not be consummated as so provided or imposing any conditions on the consummation of the transactions contemplated hereby.

O. The Board of Directors of Buyer shall have approved the transaction.

6.2 Seller’s Conditions of Closing. The obligation of Seller to sell, grant, convey, assign, transfer and deliver the Assets shall be subject to and conditioned upon, at Seller’s option, the satisfaction at the Closing of each of the following conditions:

A. All representations and warranties of Buyer contained herein shall be true and correct at and as of the Closing Date and Buyer shall have performed all agreements and covenants and satisfied all conditions on its part to be performed or satisfied by the Closing Date pursuant to the terms hereof.

B. Buyer shall have effected payment of the Cash Portion in accordance with the prior written instructions of Seller.

C. Buyer shall have executed and delivered the Bill of Sale, Assignment and Assumption Agreement.

D. [RESERVED]

E. The approval and all consents from third parties and governmental agencies required to consummate the transactions contemplated hereby shall have been obtained.

F. No suit, action, investigation, inquiry or other proceeding by any governmental body or other person or legal or administrative proceeding shall have been instituted or threatened that questions the validity or legality of the transactions contemplated hereby.

G. As of the Closing, there shall be no effective injunction, writ, preliminary restraining order or any order of any nature issued by a court of competent jurisdiction directing that the transactions provided for herein or any of them not be consummated as so provided or imposing any conditions on the consummation of the transactions contemplated hereby.

7. Termination and Abandonment.

7.1 Reasons for Termination. Anything in this Agreement or elsewhere to the contrary notwithstanding, this Agreement may be terminated and abandoned at any time after the date of this Agreement but not later than the Closing:

A. By the mutual consent of Seller and Buyer; or

B. By Buyer at any time after December 8, 2006 if, by that date, the conditions set forth in Section 6.1 of this Agreement for which Seller is responsible shall not have been fulfilled or waived; or

C. By Seller at any time after December 8, 2006 if, by that date, the conditions set forth in Section 6.2 of this Agreement for which Buyer is responsible shall not have been fulfilled or waived; or

D. By Buyer if any investigation of Seller by Buyer, or any Exhibit or Schedule to this Agreement or any other document delivered to Buyer as contemplated by this Agreement, shall have revealed

ASSET PURCHASE AGREEMENT	PAGE 21

any facts or circumstances not known by or disclosed to Buyer as of the date of this Agreement that reflect in a materially adverse way on Seller or its financial condition, assets, liabilities (absolute, contingent or otherwise), reserves, business, operations or prospects; or

E. By Buyer if there has been a material adverse change in the business, financial condition, or results of operations of Seller after the date of this Agreement; or

F. By Buyer or by Seller at any time if there has been a material breach of a material representation or warranty made by the other party to this Agreement or in any certificate or other document delivered pursuant to this Agreement or if there has been any failure by the other party to perform in all material respects all obligations or to comply with all covenants on its part to be performed under this Agreement and such breach shall not have been cured within 10 days after notice; or

G. By Buyer or by Seller if there shall have been any statute, rule or regulation enacted or promulgated or deemed applicable to the transactions contemplated by this Agreement by any government or governmental agency in the United States of America that, in the reasonable judgment of Buyer or of Seller, as the case may be, might (i) result in a significant delay in the ability of the parties to consummate the transactions contemplated by this Agreement; (ii) render the parties unable to consummate the transactions contemplated by this Agreement; (iii) make such consummation illegal; or (iv) otherwise materially adversely affect Buyer or Seller.

7.2 Procedure Upon and Effect of Termination. In the event of any termination and abandonment pursuant to Section 7.1 of this Agreement, written notice of such termination and abandonment shall promptly be given to the other party and the transactions contemplated by this Agreement shall be terminated and abandoned, without further action by Buyer or by Seller, and there shall be no liability on the part of either Seller or Buyer or their respective officers, directors or shareholders, except for the material breach of any representation, warranty or covenant contained in this Agreement that is within the control of the party in breach.

8. Miscellaneous.

8.1 Notices. Any notice, consent, approval, request, demand or other communication required or permitted hereunder must be in writing to be effective and shall be deemed delivered and received (a) if personally delivered or delivered by telex or telecopy with electronic confirmation, when actually received by the party to whom sent, or (b) if delivered by mail (whether actually received or not), at the close of business on the third business day next following the day when placed in the federal mail, postage prepaid, certified or registered mail, return receipt requested, addressed as follows:

If to Buyer:

Trintech Technologies Limited

Block C

Central Park

Leopardstown

Dublin 18, Ireland

Attention: President

Fax: 011 353 1 207 4300

With a copy to:

Scheef & Stone, L.L.P.

5956 Sherry Lane, Suite 1400

Dallas, Texas 75225

Attention: Bill Stone

Fax: 214-706-4242

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If to Seller:

Concuity, Inc.

P.O. Box 5064

Vernon Hills, IL 60061

With a copy to:

Morrison & Foerster LLP

425 Market Street

San Francisco, California 94105

Attention: John W. Campbell

Fax: 415-268-7522

(or, in any such case, to such other address as any party shall specify by written notice so given).

8.2 Binding Effect; Benefits. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Notwithstanding anything contained herein to the contrary, nothing in this Agreement, expressed or implied, is intended to confer on any person (other than the parties hereto, the Buyer Indemnitees (but only with respect to Section 4 hereof), or their respective successors and permitted assigns) any rights, remedies, obligations or liabilities under or by reason of this Agreement.

8.3 Entire Agreement. This Agreement, together with the Exhibits, Schedules and other documents contemplated hereby, constitutes the final written expression of all of the agreements between the parties and is a complete and exclusive statement of those terms. Except as specifically included or referred to herein, this Agreement and the Exhibits, Schedules and other documents contemplated hereby supersede all understandings and negotiations concerning the matters specified herein. Any representations, promises, warranties or statements made by any party that differ in any way from the terms of this Agreement, and the Exhibits, Schedules and other documents contemplated hereby, shall be given no force or effect (except as specifically included or referred to herein). The parties specifically represent each to the other, that there are no additional or supplemental agreements between them related in any way to the matters herein contained unless specifically included or referred to herein. No addition to or modification of any provision hereof shall be binding upon any party unless made in writing and signed by all parties.

8.4 Governing Law. THIS AGREEMENT, AND ALL QUESTIONS RELATING TO ITS VALIDITY, INTERPRETATION, PERFORMANCE AND ENFORCEMENT (INCLUDING, WITHOUT LIMITATION, PROVISIONS CONCERNING LIMITATIONS OF ACTION), SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS (EXCLUSIVE OF THE CONFLICT OF LAW PROVISIONS THEREOF) APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE.

8.5 Survival. All of the terms, conditions, covenants, agreements, warranties and representations contained herein shall survive, in accordance with their terms, delivery by Buyer of the consideration to be given by it hereunder and delivery by Seller of the consideration to be given by it hereunder, and shall survive the execution hereof, the Closing hereunder and the Closing Date.

8.6 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument; but in making proof of this Agreement, it shall not be necessary to produce or account for more than one such counterpart. It is not necessary that each party hereto execute the same counterpart, so long as identical counterparts are executed by all parties.

8.7 Headings. Headings of the Sections of this Agreement are for the convenience of the parties only, and shall be given no substantive or interpretive effect whatsoever.

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8.8 Waivers. Any party may, by written notice to the other party, (a) extend the time for the performance of any of the obligations or other actions of the other party hereunder; (b) waive any inaccuracies in the representations or warranties of the other party contained herein or in any document delivered pursuant hereto; (c) waive compliance with any of the conditions or covenants of the other party contained herein; or (d) waive performance of any of the obligations of the other party hereunder. Except as provided in the preceding sentence, no action taken pursuant hereto, including without limitation any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained herein. The waiver by any party hereto of a breach of any provision hereunder shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder.

8.9 Merger of Documents. This Agreement and all agreements and documents contemplated hereby constitute one agreement and are interdependent upon each other in all respects.

8.10 Incorporation of Exhibits and Schedules. All Exhibits and Schedules attached hereto are by this reference incorporated herein and made a part hereof for all purposes as if fully set forth herein.

8.11 Severability. If for any reason whatsoever, any one or more of the provisions hereof shall be held or deemed to be illegal, inoperative, unenforceable or invalid as applied to any particular case or in all cases, such circumstances shall not have the effect of rendering such provision illegal, inoperative, unenforceable or invalid in any other case or of rendering any of the other provisions hereof illegal, inoperative, unenforceable or invalid. Furthermore, in lieu of each illegal, invalid, unenforceable or inoperative provision, there shall be added automatically, as part of this Agreement, a provision similar in terms of such illegal, invalid, unenforceable or inoperative provision as may be possible and as shall be legal, valid, enforceable and operative.

8.12 Assignability. Neither this Agreement nor any of the parties’ rights hereunder shall be assignable by any party hereto without the prior written consent of the other parties hereto; provided, however, that Buyer’s or its successors’ or assigns’ rights hereunder may be assigned or otherwise transferred, in whole or in part, without any other party’s consent (a) to any successor by merger or consolidation, (b) to any bank or other financial institution, or to any individual, partnership, corporation or other entity, providing any financing to Buyer, its successors or assigns, (c) to any individual, partnership, corporation or other entity deriving title from Buyer or its successors or assigns to all or substantially all of the Assets as constituted on the date of any such transfer, or (d) to any affiliate of Buyer.

8.13 Drafting. The parties acknowledge and confirm that each of their respective attorneys has participated jointly in the review and revision of this Agreement and that it has not been written solely by counsel for one party. The parties hereto therefore stipulate and agree that the rule of construction to the effect that any ambiguities are to be or may be resolved against the drafting party shall not be employed in the interpretation of this Agreement to favor any party against another.

8.14 References. The use of the words “hereof,” “herein,” “hereunder,” “herewith,” “hereto,” “hereby,” and words of similar import shall refer to this entire Agreement, and not to any particular article, section, subsection, clause, or paragraph of this Agreement, unless the context clearly indicates otherwise.

8.15 Calendar Days, Weeks and Months. Unless otherwise specified herein, any reference to “day,” “week,” or “month” herein shall mean a calendar day, week or month.

8.16 Gender; Plural and Singular. Where the context hereof so requires, the masculine gender shall include the feminine or neuter, and the singular shall include the plural and the plural the singular.

8.17 Cumulative Rights. All rights and remedies specified herein are cumulative and are in addition to, not in limitation of, any rights or remedies the parties may have at law or in equity, and all such rights and remedies may be exercised singularly or concurrently.

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8.18 No Implied Covenants. Each party, against the other, waives and relinquishes any right to assert, either as a claim or as a defense, that the other party is bound to perform or liable for the nonperformance of any implied covenant or implied duty or implied obligation.

8.19 Attorneys’ Fees. The prevailing party in any dispute between the parties arising out of the interpretation, application or enforcement of any provision hereof shall be entitled to recover all of its reasonable attorney’s fees and costs whether suit be filed or not, including without limitation costs and attorneys’ fees related to or arising out of any trial or appellate proceedings.

8.20 Indirect Action. Where any provision hereof refers to action to be taken by any person or party, or which such person or party is prohibited from taking, such provision shall be applicable whether the action in question is taken directly or indirectly by such person or party.

8.21 Knowledge. As used in this Agreement, phrases such as “known to Seller” or “to Seller’s knowledge” shall be interpreted as referring to the actual knowledge as of the Closing Date of Seller’s officers and directors, after reasonable inquiry.

[SIGNATURE PAGES FOLLOW]

ASSET PURCHASE AGREEMENT	PAGE 25

IN WITNESS WHEREOF, the parties have executed this Purchase Agreement and caused the same to be duly delivered on their behalf on the day and year hereinabove first set forth.

SELLER:

CONCUITY INC.

By:	/s/ Robert E. Watson

Name (print):	Robert E. Watson
Title: President & CEO

BUYER:

TRINTECH TECHNOLOGIES LIMITED

By:	/s/ David A. Coif

Name (print):	David A. Coif
Title: VP & General Counsel

ASSET PURCHASE AGREEMENT	PAGE 26